
Mail Stop 3561

November 2, 2017

Harald Gurvin
Chief Financial Officer
Ship Finance International Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

> **Re: Ship Finance International Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 13, 2017**
> **File No. 001-32199**

Dear Mr. Gurvin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure